SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                    FORM  11-K

                                  ANNUAL  REPORT
                        PURSUANT  TO  SECTION  15(d)  OF  THE
                         SECURITIES  EXCHANGE  ACT  OF  1934

(Mark  One):

[X]    ANNUAL  REPORT  PURSUANT  TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
       OF  1934

       For  the  fiscal  year  ended  December  31,  2002

                                       OR

[.] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For  the  transition  period from _________________ to __________________

                        Commission  File  Number:  001-13889


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         MacDermid,  Incorporated  Profit  Sharing  and Employee Stock Ownership
         Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           MacDermid,  Incorporated
                           245  Freight  Street
                           Waterbury,  CT  06702-0671



                              REQUIRED  INFORMATION

     The  following  financial  statements  shall  be  furnished  for  the plan:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01--.6A-05).

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement of Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

         In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.


                                    EXHIBITS

23.1     Consent  of  KPMG  LLP


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      MACDERMID,  INCORPORATED  PROFIT
                                      SHARING  AND EMPLOYEE STOCK OWNERSHIP PLAN


Date:  June  18,  2003                  By:  /s/  Frank  Monteiro
                                          -------------------------------
                                          Frank  Montiero
                                          Member,  MacDermid  Benefit  Plans
                                          Administration  Committee



                                   APPENDIX 1
                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                 Financial Statements and Supplemental Schedule
                           December 31, 2002 and 2001
                   (With Independent Auditors' Report Thereon)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                                TABLE OF CONTENTS


                                                                  Page
Independent Auditors' Report . . . . . . . . . . . . . . . . . .     1
Statements of Net Assets Available for Plan Benefits . . . . . .     2
Statements of Changes in Net Assets Available for Plan Benefits.     3
Notes to Financial Statements. . . . . . . . . . . . . . . . . .     4
SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .    10


Note: Schedules of reportable transactions, nonexempt transactions, loans, or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT
Plan  Administration  Committee
MacDermid,  Incorporated  Profit  Sharing  and
     Employee  Stock  Ownership  Plan:
We have audited the accompanying statements of net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2002 and nine months ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 and nine months ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Th is supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hartford,  Connecticut
April  15,  2003



MACDERMID,  INCORPORATED  PROFIT  SHARING
AND  EMPLOYEE  STOCK  OWNERSHIP  PLAN
Statements  of  Net  Assets  Available  for  Plan  Benefits
December  31,  2002  and  2001



                                                                   2002         2001
                                                            ------------  ----------
Investments, at fair value (note 5):
   MacDermid Incorporated Company Stock Fund . . . . . . .  $56,948,479   44,908,192
   Other investments . . . . . . . . . . . . . . . . . . .   42,694,019   50,010,959
                                                            ------------  ----------
                    Total investments. . . . . . . . . . .   99,642,498   94,919,151
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . .          (63)     206,810
                                                            ------------  ----------
                    Net assets available for plan benefits  $99,642,435   95,125,961
                                                            ============  ==========

See  accompanying  notes  to  financial  statements.

MACDERMID,  INCORPORATED  PROFIT  SHARING
AND  EMPLOYEE  STOCK  OWNERSHIP  PLAN
Statements  of  Changes  in  Net  Assets  Available  for  Plan  Benefits
Year  ended  December  31,  2002  and  nine  months  ended  December  31,  2001



                                                                2002          2001
                                                        -------------  ------------
Investment income:
   Dividend and interest income on securities. . . . .  c    374,588       323,181
   Interest on participant loans . . . . . . . . . . .       192,279       190,129
   Net appreciation (depreciation) in fair value of
     investments (note 6). . . . . . . . . . . . . . .    11,759,318    (3,899,683)
                                                        -------------  ------------
          Total investment income (loss) . . . . . . .    12,326,185    (3,386,373)
Contributions:
   Employer. . . . . . . . . . . . . . . . . . . . . .       812,321       929,568
   Employee. . . . . . . . . . . . . . . . . . . . . .     3,865,670     3,767,973
   Rollover. . . . . . . . . . . . . . . . . . . . . .       448,163       261,399
                                                        -------------  ------------
Total additions. . . . . . . . . . . . . . . . . . . .    17,452,339     1,572,567
                                                        -------------  ------------
Deductions:
   Distributions to participants . . . . . . . . . . .   (12,697,226)  (14,841,955)
   Administrative expenses (note 8). . . . . . . . . .      (238,638)      (94,470)
   Other, net. . . . . . . . . . . . . . . . . . . . .             -       (75,596)
                                                        -------------  ------------
          Total deductions . . . . . . . . . . . . . .   (12,935,864)  (15,012,021)
                                                        -------------  ------------
          Net increase (decrease). . . . . . . . . . .     4,516,474   (13,439,454)
Net assets available for plan benefits, beginning of
period . . . . . . . . . . . . . . . . . . . . . . . .    95,125,961   108,565,415
                                                        -------------  ------------
Net assets available for plan benefits, end of period.  $ 99,642,435    95,125,961
                                                        =============  ============

See  accompanying  notes  to  financial  statements.

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(A)     BASIS  OF  PRESENTATION
The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.
(B)     TRUST  FUND
Wachovia Bank N.A. ("Wachovia Bank") is the Trustee of the Plan. Under the terms of a trust agreement between the Trustee and the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan (the Plan), the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.
(C)     USE  OF  ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(D)     PAYMENT  OF  BENEFITS
Benefits  are  recorded  when  paid.
(E)     GENERAL
Effective December 31, 2001, the Plan year changed from a March 31 fiscal year end to a December 31 calendar year end.
(2)     PLAN  PROVISIONS
The Plan, as amended and restated, is a defined contribution plan sponsored by MacDermid, Incorporated (the Company).
All domestic employees of the Company are eligible to participate in the Plan. This includes employees of MacDermid Incorporated and its continental United States subsidiaries, except Dynacircuits LLC. Beginning April 1, 2002, MacDermid Equipment employees were eligible to participate.
Effective March 31, 2002, the Company announced the termination of the MacDermid Equipment, Inc. 401K Plan (ME4). In connection with the termination of the ME4 Plan, the assets were distributed to participants (or to their beneficiaries). Distributions were made, in whole or in part, in the form of eligible rollover distributions to the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan or an IRA. The forfeitable portion of eligible, active participants' account balances became fully vested on the date the ME4 Plan was terminated.
Effective January 1, 1999, the ESOP provision of the Plan was changed to allow participants to contribute to the Plan using pre-tax dollars to purchase company stock. This provision is referred to as a KSOP.
Under the terms of the Plan, employees are eligible to contribute under the KSOP, 401(k) and after-tax options on the first of the month following their date of hire. Participating employees may elect to have up to 10% of pre-tax wages contributed to the Plan under the 401(k) option, and up to 7% of pre-tax wages under the KSOP provision. Participating employees may elect to have up to 3% deducted from their after-tax wages and invested in the same investment options as the 401(k) arrangement. The Company will match 50% of the employee's KSOP contribution, up to a maximum of 3.5% of the employee's compensation. Employees may elect to make pre-tax contributions up to the IRS limit of $11,000 in 2002 and $10,500 in 2001 to the same investment options as the 401(k) arrangement. Catch-up contributions can also be made by employees age 50 and older up to $1,000 for 2002.
The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. Employees become participants in the Profit Sharing Plan as of December 1st of the first plan year during which they are an employee, provided their employment by the Company commences on or before July 1st of such plan year and they are at least 18 years of age, or as of December 1st of the second plan year if their employment with the Company commences after July 1st of the first plan year and they are at least 18 years of age. Profit sharing contributions were $0 for the year ended December 31, 2002 and the nine months ended December 31, 2001. Employees vest immediately in their contributions. As required by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan adopted new vesting requirements. All matching contributions made on or after January 1, 2002 will vest pursuant to a 3-year cliff. All matching contributions prior to January 1, 2002 will remain on a 5-year cliff. The exception is that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3.5% of compensation allocated to the MacDermid Incorporated Company Stock Fund are used to reduce the cash contribution required by the Company in the following year. Forfeitures available to reduce future employer contributions amounted to $108,460 and $193,808 at December 31, 2002 and 2001, respectively. Forfeitures used to reduce employer contributions amounted to $227,853 and $0 for the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively.
The 1,000-hour rule for credited service was waived for the plan period ending December 31, 2001. For the plan period April 1, 2001 to December 31, 2001, all participants employed by MacDermid on December 31, 2001 would receive one credited year of service towards vesting.
Distribution of participants' accounts upon separation shall be paid in (a) a lump sum, or (b) equal installments over a period not to exceed 15 years. If the non-forfeitable balance does not, and did not at the time of any prior distribution, exceed $5,000, the participant's account shall be distributed in a lump-sum.
The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the Trust Fund will be used to provide benefits in accordance with the provisions of the Plan document.
As of January 1, 2002, the deferral amount that participants could contribute to the Plan was increased from 8% to 10%.
Effective January 1, 2002, the diversification requirement for the KSOP/ESOP portion of the Plan was changed from age 55 and 10 years of service to age 55 only.
Effective January 1, 2002, the stock distributions from the Plan will be either in-kind or cash.
(3)     FEDERAL  INCOME  TAXES
The Plan has received a tax determination letter from the Internal Revenue Service (IRS) dated January 25, 1996 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter, however, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC. The Plan was amended and restated on January 1, 2002 to incorporate recent amendments required as a result of current law changes. The Plan has been submitted to the IRS for a new determination letter and is currently awaiting a response.
Plan participants are taxed on plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. Effective January 1, 1993, the Plan withholds the mandatory 20% federal tax from all taxable distributions, which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity or installments).
(4)     INVESTMENT  PROGRAMS
In December 2002, a number of investment funds available to Plan participants were eliminated and replaced with new funds. As a result, the selection of funds available for Plan participants to invest in was reduced from 17 to 15. The following list summarizes this change:





ELIMINATIONS . . . . . . . . . . . . . .  ADDITIONS
----------------------------------------  -------------------------------------
Wachovia Bank Enhanced Stock Market Fund  Van Kampen Equity & Income Fund A
Franklin Templeton Small/Mid Cap Growth.  Federated Capital Appreciation Fund A
Invesco Dynamics Fund. . . . . . . . . .  Federated Kaufman Fund K
Janus Growth & Income Fund . . . . . . .  Royce Premier Fund
Janus Worldwide Fund . . . . . . . . . .  Templeton Growth Fund A
MFS Capital Opportunities Fund A
AIM Funds Group Balanced A


Plan participants may now elect from among 15 separate investment funds in which to have their contributions and a portion of the Company's contributions invested. The 15 investment funds as of December 31, 2002 are as follows:
(1)     Wachovia  Bank  Stable  Investment  Fund  - Seeks maximum current income
        ----------------------------------------
consistent  with  stability  of  capital  and  maintenance  of  liquidity.
(2)     American  Century  Ultra  Fund  -  Seeks  capital  growth  by  investing
        ------------------------------
primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.
(3)     Davis  NY  Venture  Fund  A  -  Seeks long-term capital appreciation and
        ---------------------------
income through purchasing high-quality, well managed growing companies at value prices and holding them for the long term.
(4)     Evergreen  Special  Equity  Fund  I  -  Seeks  growth of capital through
        -----------------------------------
investing mainly in both growth and value-oriented stocks that show potential for growth in earnings and price.
(5)     Federated  Stock  Trust  Fund  -  Seeks  growth of income and capital by
        -----------------------------
investing principally in a professionally managed and diversified portfolio of common stocks of high quality companies.
(6)     Federated  Kaufman  Fund  K  -  Seeks  to provide investors with capital
        ---------------------------
appreciation by investing principally in common stocks of small to mid-size companies that have grown rapidly and profitably.
(7)     Federated  Capital  Appreciation  Fund  A  - Seeks capital appreciation.
        -----------------------------------------
Exposure is to the mid- and large-cap companies and is combined with a blend of both growth and value securities.
(8)     Dreyfus  Mid-Cap  Index  Fund - Seeks to provide investment results that
        -----------------------------
correspond to the price and yield performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.
(9)     Royce  Premier  Fund  - Seeks to invest primarily in a limited number of
        --------------------
small-cap securities. Emphasis is placed on finding companies that possess excellent business strengths and/or prospects, high internal rates of return and low leverage.
(10)     Templeton  Growth  Fund  A  - Seeks long-term capital growth, investing
         --------------------------
primarily  in  equity  securities  of  companies  located  in  any  nation.
(11)     Van  Kampen  Equity & Income Fund A - Seeks to provide highest possible
         -----------------------------------
income consistent with safety of principal. Long-term growth of capital is an important secondary objective. Fund invests in income-producing equity securities and investment-grade debt securities.
(12)     Putnam International Growth Fund A - Seeks capital appreciation through
         ----------------------------------
a  diversified  portfolio  of  international  stocks,  targeting  companies with established  earnings  growth  that  are  selling  at  below  market  prices.
(13)     Evergreen  Select  Core  Bond  Fund  -  Seeks  to maximize total return
         -----------------------------------
through a combination of current income and capital growth by investing mainly in corporate and mortgage securities.
(14)     Fidelity  Mortgage  Securities  Fund  -  Seeks  high  current  income
         ------------------------------------
consistent with prudent investment risk. The fund may also consider the potential for capital gain.
(15)     MacDermid  Incorporated  Company  Stock  Fund  -  This  fund  consists
         ---------------------------------------------
primarily  of  common  stock  of  MacDermid,  Inc.
Participants may elect to transfer amounts from one investment fund to another, up to once per day, using a voice mail response system or via the internet.

(5)     INVESTMENTS
The following table represents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified:



                                           DECEMBER            31,
                                           -----------  ----------
                                                  2002        2001
                                           -----------  ----------
MacDermid Incorporated Company Stock Fund  $56,948,479  44,908,192
Wachovia Bank Stable Investment Fund. . .   22,032,956  22,841,110
Davis NY Venture Fund A . . . . . . . . .    4,982,457   7,466,240
Other investments . . . . . . . . . . . .   15,678,606  19,703,609
                                           -----------  ----------
                                           $99,642,498  94,919,151
                                           ===========  ==========


     9     (Continued)
(6)     NET  APPRECIATION  (DEPRECIATION)
During the year ended December 31, 2002 and the nine months ended December 31, 2001, the Plan's investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:



                     NET              APPRECIATION
                      (DEPRECIATION)  IN FAIR VALUE
                     DECEMBER                   31,
                     ---------------  --------------
                               2002            2001
                     ---------------  --------------
Company Stock Funds  $   15,135,822      (3,929,977)
Other securities. .      (3,376,504)         30,294
                     ---------------  --------------
                     $   11,759,318      (3,899,683)
                     ===============  ==============




(7)     PARTICIPANT  NOTES  RECEIVABLE
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 5.25% to 5.75% at December 31, 2002. Principal and interest is paid ratably through regular payroll deductions.

(8)     RELATED  PARTY  TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Wachovia Bank. Wachovia Bank is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $238,638 and $94,471 for the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively.



                                                                SCHEDULE H, LINE 4I
                       MACDERMID, INCORPORATED PROFIT SHARING
                         AND EMPLOYEE STOCK OWNERSHIP PLAN
                      Schedule of Assets (Held at End of Year)
                                 December 31, 2002


     IDENTITY OF ISSUER, BORROWER, . . . . . .  DESCRIPTION             CURRENT
     LESSOR, OR SIMILAR PARTY. . . . . . . . .  OF INVESTMENT           VALUE
  -  -----------------------------------------  --------------  ------  -----------
  *  Wachovia Bank Stable Investment Fund. . .        767,947   units   $22,032,956
  *  MacDermid Incorporated Company Stock Fund      2,492,275   shares   56,948,479
     Hercules Company Stock Fund . . . . . . .          4,778   shares       42,046
     American Century Ultra Fund . . . . . . .         18,308   units       384,842
     Davis NY Venture Fund A . . . . . . . . .        237,940   units     4,982,457
     Evergreen Special Equity Fund I . . . . .        122,276   units     1,001,440
     Federated Stock Trust Fund. . . . . . . .          7,675   units       208,614
     Federated Kaufman Fund K. . . . . . . . .        143,471   units       494,976
     Federated Capital Appreciation Fund A . .        124,713   units     2,415,684
     Dreyfus S&P Mid-Cap Index Fund. . . . . .         43,615   units       761,954
     Royce Premier Fund. . . . . . . . . . . .          1,376   units        12,919
     Templeton Growth Fund A . . . . . . . . .         65,632   units     1,045,522
     Van Kampen Equity & Income Fund A . . . .        227,631   units     1,506,916
     Putnam International Growth Fund A. . . .         19,885   units       326,316
     Evergreen Select Core Bond Fund . . . . .        169,113   units     2,116,451
     Fidelity Mortgage Securities Fund . . . .        283,766   units     3,301,367
  *  Participant loans . . . . . . . . . . . .   5.25% - 5.75%            2,059,558
                                                                        -----------
               Total                                                    $99,642,498
                                                                       ============

*  Represents  a  party-in-interest.